Dreyfus Premier Growth and Income Fund

ANNUAL REPORT September 30, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2 Letter from the Chairman

3 Discussion of Fund Performance

6 Fund Performance

8 Understanding Your Fund's Expenses

8 Comparing Your Fund's Expenses
   With Those of Other Funds

9 Statement of Investments

14 Statement of Assets and Liabilities

15 Statement of Operations

16 Statement of Changes in Net Assets

18 Financial Highlights

23 Notes to Financial Statements

32 Report of Independent Registered
   Public Accounting Firm

33 Board Members Information

35 Officers of the Fund

FOR MORE INFORMATION

Back Cover

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Premier Growth and Income Fund covers the 12-month period from October 1, 2003, through September 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, L. Emerson Tuttle, who became the fund's primary portfolio manager on October 5, 2004.

Amid mixed signals from the U.S. economy, the major stock-market indices generally ended the reporting period higher than where they began. The positive effects of better business conditions helped fuel the market's relative gains, despite lackluster returns in 2004 as investors reacted to the insurgency in Iraq, higher energy prices and some disappointing labor statistics. Also, over the second half of the reporting period, the Federal Reserve Board raised short-term rates three times in what many analysts believe is the beginning of a series of increases.

For many investors, the move to a less accommodative monetary policy marks the start of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for investors to stay in close touch with their financial advisors. Your financial advisor can help you rebalance your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
October 15, 2004



DISCUSSION OF FUND PERFORMANCE

L. Emerson Tuttle, Portfolio Manager

How did Dreyfus Premier Growth and Income Fund perform relative to its benchmark?

For the 12-month period ended September 30, 2004, the fund produced total returns of 9.57% for Class A shares, 8.69% for Class B shares, 8.79% for Class C shares, 8.86% for Class R shares and 8.54% for Class T shares.[1] This compares with the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), which produced a total return of 13.86% for the same period.[2]

We attribute these results primarily to a favorable environment for equities during the first half of the reporting period. Equity gains were driven by continued growth in the U.S. and global economies, which led to improving business conditions. Markets generally flattened during the second half of the reporting period in response to mounting political and economic uncertainties. While the fund participated in the market's rally to a significant degree, weak returns in the technology and health care areas, as well as slightly weaker-than-average performance in several other sectors, caused the fund's returns to lag that of the benchmark.

On October 5, 2004, I became the fund's primary portfolio manager. I am a senior vice president of The Boston Company Asset Management, LLC, an affiliate of Dreyfus, and I have been employed by Dreyfus since January 2002.

What is the fund's investment approach?

The fund seeks long-term capital growth, current income and growth of income consistent with reasonable investment risk. To pursue these goals, it invests in stocks of domestic and foreign issuers. The fund's stock investments may include common stocks, preferred stocks and convertible securities, including those issued in initial public offerings.

The fund's investment strategy combines market economics with fundamental research. The portfolio managers begin by assessing current economic conditions and forecasting economic expectations. Each economic sector of the Standard and Poor's 500 Composite Index (S&P 500) is examined to determine the sector's market-capitalized weighting and to estimate the performance of the sector relative to the S&P 500 as a whole. A balance is determined for the fund, giving greater weight to sectors that are expected to outperform the overall market, and less weight to sectors that are expected to underperform the overall market.

In choosing stocks, the fund employs fundamental analysis, generally seeking companies with strong positions in their industries, and companies with a catalyst that can trigger a price increase (such as accelerating earnings growth, a corporate restructuring or change in management). The portfolio managers seek to create a broadly diversified core portfolio comprising growth stocks, value stocks and stocks that exhibit characteristics of both investment styles. Income is generated primarily from dividend-paying stocks in which the fund may invest. The manager selects stocks based on:

- *Value,* or how a stock is priced relative to its perceived intrinsic worth;
- *Growth,* in this case the sustainability or growth of earnings or cash flow; and
- *Financial Profile,* which measures the financial health of the company.

What other factors influenced the fund's performance?

The fund secured positive returns from most market sectors in which it invested. Energy stocks generated particularly strong gains amid rising oil and gas prices and robust industrial demand. The fund outperformed the S&P 500 Index in the energy sector, primarily due to its emphasis on well–positioned, well–managed independent exploration and production enterprises, such as XTO Energy, and diversified energy companies, such as Exxon Mobil. The fund's performance also benefited from its relatively light exposure to consumer staples stocks, one of the market's weakest sectors, and from its success in selecting some of the area's better performers, such as Procter & Gamble.

Several other sectors provided mixed performance. For example, in the financials group, the largest sector in the benchmark, the fund derived good returns from a wide range of investments. Top performers included commercial banks, such as FleetBoston Financial; credit card issuers, such as Capital One Financial; and consumer finance companies, such as Countrywide Financial. However, disappointing returns from insurance holdings undermined these gains.

Technology proved to be the fund's weakest single area of investment. Despite relatively good returns from a few holdings, such as wireless technology developer QUALCOMM and Internet security service provider VeriSign, disappointments among semiconductor companies drove the fund's technology returns into negative territory. Notable underperformers included Texas Instruments, Taiwan Semiconductor Manufacturing, Altera and KLA-Tencor. Earnings disappointments also undermined several of the fund's health care holdings, including drug makers Teva Pharmaceutical Industries, Barr Pharmaceuticals, and Watson Pharmaceuticals. Significant underperformers in other sectors included Corinthian Colleges and MCI.

What is the fund's current strategy?

On October 5, 2004, I assumed responsibility for managing the fund. While I have maintained the fund's basic investment strategy and profile, we have begun the process of modifying the portfolio to reflect both top-down economic analyses and bottom-up analyst recommendations. Specifically, we have begun actively adjusting sector weightings and reducing the number of holdings in the fund to increase our emphasis on the specific stocks we view most favorably. As of September 30, 2004, this process has led to overweighted positions among financials and basic materials stocks, and underweighted positions in the consumer staples and telecommunications services sectors.

October 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Growth and Income Fund Class A shares, Class B shares, Class C shares and Class R shares and the Standard & Poor's 500 Composite Stock Price Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in each of the Class A, Class B, Class C and Class R shares of Dreyfus Premier Growth and Income Fund on 12/29/95 (inception date) to a $10,000 investment made on that date in the Standard & Poor's 500 Composite Stock Price Index (the "Index"). All dividends and capital gain distributions are reinvested. Performance for Class T shares will vary from the performance of Class A, Class B, Class C and Class R shares shown above due to differences in charges and expenses.

The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses on all classes. The Index is a widely accepted, unmanaged index of overall U.S. stock market performance. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 9/30/04*

	Inception Date	1 Year	5 Years	From Inception
Class A shares				
with maximum sales charge (5.75%)	**12/29/95**	**3.26%**	**(2.74)%**	**6.66%**
without sales charge	**12/29/95**	**9.57%**	**(1.58)%**	**7.38%**
Class B shares				
with applicable redemption charge †	**12/29/95**	**4.69%**	**(2.68)%**	**6.82%**
without redemption	**12/29/95**	**8.69%**	**(2.35)%**	**6.82%**
Class C shares				
with applicable redemption charge ††	**12/29/95**	**7.79%**	**(2.29)%**	**6.58%**
without redemption	**12/29/95**	**8.79%**	**(2.29)%**	**6.58%**
Class R shares	**12/29/95**	**8.86%**	**(1.66)%**	**7.50%**
Class T shares				
with applicable sales charge (4.5%)	**2/1/00**	**3.68%**	**–**	**(5.38)%**
without sales charge	**2/1/00**	**8.54%**	**–**	**(4.44)%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.

†† The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

UNDERSTANDING YOUR FUND'S EXPENSES

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Growth and Income Fund from April 1, 2004 to September 30, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended September 30, 2004

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 7.70	$ 11.87	$ 11.14	$ 10.79	$ 14.17
Ending value (after expenses)	$974.60	$970.60	$971.30	$971.30	$968.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended September 30, 2004

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 7.87	$ 12.13	$ 11.38	$ 11.03	$ 14.48
Ending value (after expenses)	$1,017.20	$1,012.95	$1,013.70	$1,014.05	$1,010.60

† *Expenses are equal to the fund's annualized expense ratio of 1.56% for Class A, 2.41% for Class B, 2.26% for Class C, 2.19% for Class R and 2.88% for Class T; multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

September 30, 2004

Common Stocks—99.4%	Shares	Value ($)
Consumer Discretionary—10.7%		
AMR	12,000 ª	87,960
Carnival	3,000	141,870
Clear Channel Communications	3,640	113,459
Comcast, Cl. A	9,402 ª	265,512
Corinthian Colleges	6,000 ª	80,880
Disney (Walt)	14,000	315,700
Federated Department Stores	5,000	227,150
Gap	10,000	187,000
Hilton Hotels	13,000	244,920
Home Depot	14,000	548,800
J. C. Penney	5,000	176,400
Lamar Advertising	6,600 ª	274,626
Liberty Media	23,000 ª	200,560
PetSmart	6,000	170,340
Staples	4,600	137,172
Target	5,000	226,250
Time Warner	21,250 ª	342,975
Univision Communications	7,000 ª	221,270
Viacom, Cl. B	12,170	408,425
		4,371,269
Consumer Staples—9.7%		
Altria Group	14,000	658,560
Coca-Cola	12,000	480,600
Colgate-Palmolive	5,000	225,900
Dean Foods	7,000 ª	210,140
General Mills	3,000	134,700
Kellogg	5,000	213,300
PepsiCo	12,000	583,800
Procter & Gamble	10,600	573,672
Wal-Mart Stores	17,000	904,400
		3,985,072
Energy—7.6%		
Anadarko Petroleum	5,000	331,800
BP, ADR	4,000	230,120
ChevronTexaco	8,000	429,120
ConocoPhillips	3,000	248,550

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
Exxon Mobil	31,900	1,541,727
Schlumberger	5,000	336,550
		3,117,867
Financials−21.9%		
American Express	4,900	252,154
American International Group	12,150	826,079
Axis Capital Holdings	6,000	156,000
Bank of America	22,004	953,433
Bank of New York	7,000	204,190
Capital One Financial	4,000	295,600
CIT Group	7,000	261,730
Citigroup	26,166	1,154,444
Countrywide Financial	7,998	315,041
Federal Home Loan Mortgage	4,300	280,532
Federal National Mortgage Association	8,700	551,580
Fidelity National Financial	5,500	209,550
Fifth Third Bancorp	4,000	196,880
First Horizon National	3,000	130,080
Goldman Sachs Group	4,100	382,284
J.P. Morgan Chase & Co.	16,120	640,448
MBNA	9,400	236,880
Merrill Lynch	6,000	298,320
Morgan Stanley	6,400	315,520
U.S. Bancorp	11,000	317,900
Wachovia	8,000	375,600
Wells Fargo	10,800	644,004
		8,998,249
Health Care−12.5%		
Abbott Laboratories	5,000	211,800
Amgen	4,000 [a]	226,720
Bard (C.R.)	2,000	113,260
Becton, Dickinson & Co.	5,000	258,500
Bristol-Myers Squibb	8,000	189,360
Community Health Systems	6,000 [a]	160,080
Genzyme	4,000 [a]	217,640
Guidant	2,000	132,080
Hospira	8,500 [a]	260,100

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Johnson & Johnson	12,900	726,657
Lilly(Eli) & Co.	5,400	324,270
Medtronic	7,000	363,300
Merck & Co.	6,300	207,900
Novartis, ADR	5,000	233,350
PacifiCare Health Systems	4,000 [a]	146,800
Pfizer	25,850	791,010
Schering-Plough	13,000	247,780
Thermo Electron	4,300 [a]	116,186
Wyeth	5,700	213,180
		5,139,973
Industrials—10.7%		
Caterpillar	3,000	241,350
Danaher	6,000	307,680
Deere & Co.	5,000	322,750
Emerson Electric	4,000	247,560
General Electric	48,800	1,638,704
Illinois Tool Works	3,000	279,510
Rockwell Collins	5,000	185,700
3M	4,000	319,880
Tyco International	9,000	275,940
United Parcel Service, Cl. B	4,000	303,680
United Technologies	3,000	280,140
		4,402,894
Information Technology—16.2%		
Accenture	9,300 [a]	251,565
Altera	5,000 [a]	97,850
Amdocs	7,000 [a]	152,810
Cisco Systems	26,000 [a]	470,600
Computer Sciences	5,500 [a]	259,050
Dell	12,800 [a]	455,680
First Data	5,000	217,500
Hewlett-Packard	14,643	274,556
Intel	24,800	497,488
International Business Machines	9,900	848,826
International Game Technology	4,000	143,800
Microsoft	48,400	1,338,260

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
Motorola	8,000	144,320
National Semiconductor	6,000 a	92,940
Oracle	24,000 a	270,720
QUALCOMM	8,000	312,320
SAP, ADR	4,000	155,800
SunGard Data Systems	9,000 a	213,930
Texas Instruments	8,000	170,240
VeriSign	14,000 a	278,320
		6,646,575
Materials−4.2%		
Air Products & Chemicals	5,000	271,900
Alcoa	7,000	235,130
du Pont (E.I.) de Nemours	6,000	256,800
PPG Industries	4,000	245,120
Praxair	8,000	341,920
Sigma-Aldrich	2,000	116,000
Weyerhaeuser	4,000	265,920
		1,732,790
Telecommunication Services−2.7%		
BellSouth	7,900	214,248
SBC Communications	10,000	259,500
Sprint (FON Group)	10,500	211,365
Verizon Communications	11,000	433,180
		1,118,293
Utilities−3.2%		
Consolidated Edison	5,000	210,200
Dominion Resources	4,000	261,000
Exelon	6,000	220,140
FPL Group	3,000	204,960
KeySpan	4,000	156,800
Southern	8,000	239,840
		1,292,940
Total Common Stocks (cost $35,881,225)		**40,805,922**

Other Investments—1.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $533,000)	533,000 [b]	**533,000**

Short-Term Investments—.4%	Principal Amount ($)	Value ($)
U.S. Treasury Bills;		
1.55%, 12/2/2004 (cost $149,599)	150,000	**149,591**

Total Investments (cost $36,563,824)	**101.1%**	**41,488,513**
Liabilities, Less Cash and Receivables	**(1.1%)**	**(462,874)**
Net Assets	**100.0%**	**41,025,639**

ADR—American Depository Receipt

[a] *Non-income producing.*

[b] *Investment in affiliated money mutual market fund.*

Portfolio Summary †

	Value (%)		Value (%)
Financials	21.9	Consumer Staples	9.7
Information Technology	16.2	Energy	7.6
Health Care	12.5	Other	11.8
Consumer Discretionary	10.7		
Industrials	10.7		**101.1**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	36,030,824	40,955,513
Affiliated issuers	533,000	533,000
Dividends and interest receivable		44,575
Receivable for investment securities sold		34,473
Receivable for shares of Common Stock subscribed		194
Prepaid expenses		34,642
		41,602,397
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		52,457
Cash overdraft due to Custodian		24,122
Payable for investment securities purchased		358,940
Payable for shares of Common Stock redeemed		87,679
Accrued expenses		53,560
		576,758
Net Assets ($)		**41,025,639**
Composition of Net Assets ($):		
Paid-in capital		43,726,645
Accumulated net realized gain (loss) on investments		(7,625,695)
Accumulated net unrealized appreciation (depreciation) on investments		4,924,689
Net Assets ($)		**41,025,639**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	30,923,691	7,643,190	2,261,448	1,199	196,111
Shares Outstanding	1,875,079	492,863	145,101	72.307	12,443
Net Asset Value Per Share ($)	**16.49**	**15.51**	**15.59**	**16.58**	**15.76**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended September 30, 2004

Investment Income ($):

Income:

Cash dividends (net of $2,003 foreign taxes witheld at source):	
Unaffiliated issuers	752,418
Affiliated issuers	2,674
Interest	12,282
Income from securities lending	150
Total Income	**767,524**
Expenses:	
Management fee–Note 3(a)	340,145
Shareholder servicing costs–Note 3(c)	221,513
Distribution fees–Note 3(b)	94,114
Registration fees	57,529
Professional fees	52,979
Prospectus and shareholders' reports	19,670
Custodian fees–Note 3(c)	8,498
Directors' fees and expenses–Note 3(d)	5,530
Dividends on securities sold short	1,800
Loan commitment fees–Note 2	366
Interest expense–Note 2	35
Miscellaneous	4,996
Total Expenses	**807,175**
Investment (Loss)–Net	**(39,651)**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments:	
Long transactions	882,446
Short sale transactions	(76,892)
Net realized gain (loss) on financial futures	(16,716)
Net Realized Gain (Loss)	**788,838**
Net unrealized appreciation (depreciation) on investments	3,173,421
Net Realized and Unrealized Gain (Loss) on Investments	**3,962,259**
Net Increase in Net Assets Resulting from Operations	**3,922,608**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended September 30,	
	2004	2003
Operations ($):		
Investment (loss)–net	(39,651)	(115,784)
Net realized gain (loss) on investments	788,838	(3,130,195)
Net unrealized appreciation (depreciation) on investments	3,173,421	11,170,974
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,922,608**	**7,924,995**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	4,470,514	9,484,820
Class B shares	2,036,734	1,661,831
Class C shares	1,620,067	439,516
Class R shares	1,175	–
Class T shares	87,313	186,367
Cost of shares redeemed:		
Class A shares	(6,710,088)	(5,879,664)
Class B shares	(4,893,773)	(12,288,270)
Class C shares	(2,204,290)	(742,551)
Class R shares	(42,411)	(440)
Class T shares	(96,463)	(22,777)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(5,731,222)**	**(7,161,168)**
Total Increase (Decrease) in Net Assets	**(1,808,614)**	**763,827**
Net Assets ($)		
Beginning of Period	42,834,253	42,070,426
End of Period	**41,025,639**	**42,834,253**

	Year Ended September 30,	
	2004	2003
Capital Share Transactions:		
Class A[a]		
Shares sold	269,005	692,181
Shares redeemed	(406,799)	(426,145)
Net Increase (Decrease) in Shares Outstanding	**(137,794)**	**266,036**
Class B[a]		
Shares sold	131,217	123,996
Shares redeemed	(311,638)	(942,313)
Net Increase (Decrease) in Shares Outstanding	**(180,421)**	**(818,317)**
Class C		
Shares sold	100,768	32,132
Shares redeemed	(144,048)	(55,388)
Net Increase (Decrease) in Shares Outstanding	**(43,280)**	**(23,256)**
Class R		
Shares sold	59	–
Shares redeemed	(2,416)	(32)
Net Increase (Decrease) in Shares Outstanding	**(2,357)**	**(32)**
Class T		
Shares sold	5,463	13,633
Shares redeemed	(6,005)	(1,597)
Net Increase (Decrease) in Shares Outstanding	**(542)**	**12,036**

[a] *During the period ended September 30, 2004, 168,861 Class B shares representing $2,657,927 were automatically converted to 159,595 Class A shares and during the period ended September 30, 2003, 561,893 Class B shares representing $7,324,734 were automatically converted to 535,878 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended September 30,				
Class A Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	15.05	12.44	16.34	21.59	21.04
Investment Operations:					
Investment income (loss)−net[a]	.02	.01	(.02)	(.01)	(.04)
Net realized and unrealized gain (loss) on investments	1.42	2.60	(3.49)	(4.05)	2.42
Total from Investment Operations	1.44	2.61	(3.51)	(4.06)	2.38
Distributions:					
Dividends from net realized gain on investments	−	−	(.39)	(1.19)	(1.83)
Net asset value, end of period	16.49	15.05	12.44	16.34	21.59
Total Return (%)[b]	9.57	20.98	(22.20)	(19.76)	11.58
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.55	1.55	1.46	1.28	1.33
Ratio of net investment income (loss) to average net assets	.14	.04	(.11)	(.07)	(.17)
Portfolio Turnover Rate	44.78	35.00	26.81	46.13	51.17
Net Assets, end of period ($ x 1,000)	30,924	30,298	21,738	21,735	29,520

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

Class B Shares	Year Ended September 30,				
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	14.27	11.91	15.77	21.02	20.67
Investment Operations:					
Investment (loss)–net[a]	(.11)	(.11)	(.15)	(.15)	(.20)
Net realized and unrealized gain (loss) on investments	1.35	2.47	(3.32)	(3.91)	2.38
Total from Investment Operations	1.24	2.36	(3.47)	(4.06)	2.18
Distributions:					
Dividends from net realized gain on investments	–	–	(.39)	(1.19)	(1.83)
Net asset value, end of period	15.51	14.27	11.91	15.77	21.02
Total Return (%)[b]	8.69	19.82	(22.76)	(20.32)	10.77
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.39	2.41	2.22	2.03	2.08
Ratio of net investment (loss) to average net assets	(.71)	(.84)	(.91)	(.81)	(.92)
Portfolio Turnover Rate	44.78	35.00	26.81	46.13	51.17
Net Assets, end of period ($ x 1,000)	7,643	9,611	17,763	37,839	52,617

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
See notes to financial statements.

	Year Ended September 30,				
Class C Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	14.33	11.94	15.80	21.06	20.70
Investment Operations:					
Investment (loss)−net[a]	(.10)	(.10)	(.14)	(.15)	(.19)
Net realized and unrealized gain (loss) on investments	1.36	2.49	(3.33)	(3.92)	2.38
Total from Investment Operations	1.26	2.39	(3.47)	(4.07)	2.19
Distributions:					
Dividends from net realized gain on investments	–	–	(.39)	(1.19)	(1.83)
Net asset value, end of period	15.59	14.33	11.94	15.80	21.06
Total Return (%)[b]	8.79	20.02	(22.76)	(20.32)	10.85
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.26	2.30	2.19	1.99	2.04
Ratio of net investment (loss) to average net assets	(.59)	(.72)	(.86)	(.78)	(.87)
Portfolio Turnover Rate	44.78	35.00	26.81	46.13	51.17
Net Assets, end of period ($ x 1,000)	2,261	2,700	2,526	3,683	3,866

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

Class R Shares	Year Ended September 30,				
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	15.23	12.58	16.52	21.75	21.21
Investment Operations:					
Investment income (loss)–net[a]	.03	.02	(.02)	.04	(.02)
Net realized and unrealized gain (loss) on investments	1.32	2.63	(3.53)	(4.08)	2.39
Total from Investment Operations	1.35	2.65	(3.55)	(4.04)	2.37
Distributions:					
Dividends from net realized gain on investments	–	–	(.39)	(1.19)	(1.83)
Net asset value, end of period	16.58	15.23	12.58	16.52	21.75
Total Return (%)	8.86	21.06	(22.20)	(19.51)	11.42
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.40	1.47	1.43	1.04	1.25
Ratio of net investment income (loss) to average net assets	.17	.11	(.11)	.18	(.09)
Portfolio Turnover Rate	44.78	35.00	26.81	46.13	51.17
Net Assets, end of period ($ x 1,000)	1	37	31	43	51

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

	Year Ended September 30,				
Class T Shares	2004	2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	14.52	12.16	16.11	21.41	21.13
Investment Operations:					
Investment (loss)–net[b]	(.12)	(.11)	(.21)	(.09)	(.18)
Net realized and unrealized gain (loss) on investments	1.36	2.47	(3.35)	(4.02)	.46
Total from Investment Operations	1.24	2.36	(3.56)	(4.11)	.28
Distributions:					
Dividends from net realized gain on investments	–	–	(.39)	(1.19)	–
Net asset value, end of period	15.76	14.52	12.16	16.11	21.41
Total Return (%)[c]	8.54	19.41	(22.84)	(20.21)	1.37[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.42	2.32	2.48	1.74	1.59[d]
Ratio of net investment (loss) to average net assets	(.72)	(.74)	(1.22)	(.50)	(.79)[d]
Portfolio Turnover Rate	44.78	35.00	26.81	46.13	51.17
Net Assets, end of period ($ x 1,000)	196	188	12	17	1

[a] *The fund commenced selling Class T shares on February 1, 2000.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Growth and Income Fund (the "fund") is a separate non-diversified series of Dreyfus Premier Equity Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering one series, including the fund. The fund's investment objective is long-term capital growth, current income and growth of income, consistent with reasonable investment risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 50 million shares of $1.00 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of September 30, 2004, MBC Investments Corp., an indirect subsidiary of Mellon Financial, held 59 shares of Class R.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Global Securities Lending, an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income–net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At September 30, 2004, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $7,366,145 and unrealized appreciation $4,665,139.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to September 30, 2004. If not applied, $5,355,285 of the carryover expires in fiscal 2011 and $2,010,860 expires in fiscal 2012.

During the period ended September 30, 2004, as a result of permanent book to tax differences primarily due to tax treatment for net operating losses, the fund increased accumulated undistributed investment income–net by $39,651, and decreased paid-in capital by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended September 30, 2004 was approximately $2,500, with a related weighted average annualized interest rate of 1.40%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75 of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended September 30, 2004, the Distributor retained $3,693 and $7 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $20,375 and $558 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares, respectively, and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended September 30, 2004, Class B, Class C and Class T shares were charged $68,769, $24,807 and $538, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at the annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended September 30, 2004, Class A, Class B, Class C and Class T shares were charged $81,621, $22,923, $8,269 and $538, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2004, the fund was charged $66,931 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended September 30, 2004, the fund was charged $8,498 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $25,587, Rule 12b-1 distribution plan fees $6,210, shareholder services plan fees $8,529, custodian fees $1,216 and transfer agency per account fees $10,915.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The following summarizes the aggregate amount of purchases and sales of investment securities and securities sold short, excluding short-term securities and financial futures, during the period ended September 30, 2004:

	Purchases ($)	Sales ($)
Long transactions	19,531,444	25,207,862
Short sale transactions	326,782	–
Total	**19,858,226**	**25,207,862**

The fund is engaged in short-selling which obligates the fund to replace the security borrowed by purchasing the security at current market value. The fund would incur a loss if the price of the security increases between the date of the short sale and the date on which the fund replaces the borrowed security. The fund would realize a gain if the price of the security declines between those dates. Until the fund replaces the borrowed security, the fund will maintain daily a segregated account with a broker or custodian, of permissible liquid assets sufficient to cover its short position. At September 30, 2004 there were no securities sold short outstanding.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. At September 30, 2004, there were no financial futures contracts outstanding.

At September 30, 2004, the cost of investments for federal income tax purposes was $36,823,374; accordingly, accumulated net unrealized appreciation on investments was $4,665,139, consisting of $6,984,670 gross unrealized appreciation and $2,319,531 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption <u>In re Dreyfus Mutual Funds Fee Litigation,</u> and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier Growth and Income Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Growth and Income Fund (one of the funds comprising Dreyfus Premier Equity Funds, Inc.) as of September 30, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of September 30, 2004 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Growth and Income Fund at September 30, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
November 12, 2004

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

———————————

David P. Feldman (64)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

———————————

James F. Henry (73)
Board Member (1968)

Principal Occupation During Past 5 Years:
• President, CPR Institute for Dispute Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)

No. of Portfolios for which Board Member Serves: 22

———————————

Rosalind Gersten Jacobs (79)
Board Member (1982)

Principal Occupation During Past 5 Years:
• Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Dr. Paul A. Marks (78)
Board Member (1978)

Principal Occupation During Past 5 Years:
• President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center (Retired 1999)

Other Board Memberships and Affiliations:
• Pfizer, Inc., a pharmaceutical company, Director-Emeritus
• Atom Pharm, Director
• Lazard Freres & Company, LLC, Senior Adviser
• Merck, Consultant

No. of Portfolios for which Board Member Serves: 22

————————————

Dr. Martin Peretz (65)
Board Member (1968)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2001)
• Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:
• Academy for Liberal Education, an accrediting agency for colleges and universities certified by the U.S. Department of Education, Director
• Digital Learning Group, LLC, an online publisher of college textbooks, Director
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• YIVO Institute for Jewish Research, Trustee

No. of Portfolios for which Board Member Serves: 22

————————————

Bert W. Wasserman (71)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Financial Consultant

Other Board Memberships and Affiliations:
• Lillian Vernon Corporation, Director

No. of Portfolios for which Board Member Serves: 22

————————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Irving Kristol, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 95 investment companies (comprised of 199 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 58 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 106 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (98 investment companies, comprising 206 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. Mr. Connolly has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001. Mr. Connolly is 47 years old.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
Growth and Income Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

Beginning with the fund's fiscal quarter ending December 31, 2004, the fund will file its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q will be available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.



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